Filed pursuant to Rule 433 dated June 6, 2011 relating to Preliminary Pricing Supplement No. 832 dated June 6, 2011 to Registration Statement No. 333-156423

Structured Investments	Morgan Stanley $ Knock-Out Notes Based on the S&P GSCITM Brent Crude Index — Excess Return due June 25, 2012
General
•
The notes are designed for investors who are willing to forgo market floating interest rates on the notes in exchange for a payment at maturity that will vary based on the Index Closing Value on the Valuation Date and during the Observation Period.  If the Index Closing Value does not decline, as compared to the Initial Index Value, by more than 30% on any index business day during the Observation Period, investors will receive, in addition to the principal, a return that is the greater of (a) the Contingent Minimum Return of at least 10.00% and (b) the Index Return at maturity, subject to the Maximum Payment at Maturity. If the Index Closing Value declines by more than 30% on any index business day during the Observation Period, the payment at maturity will be solely based on the Index Return, which may be negative, and you will be exposed on a 1 to 1 basis to the negative performance of the Underlying Index over the term of the notes.  The payment at maturity may be less, and potentially significantly less, than the stated principal amount of the notes and could be zero.

•	Senior unsecured obligations of Morgan Stanley maturing June 25, 2012†. All payments on the notes are subject to the credit risk of Morgan Stanley.
•	Minimum purchase amount of $10,000 and minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
•	The notes are expected to price on or about June 10, 2011 and are expected to settle on or about June 17, 2011.
Key Terms
Underlying Index:	S&P GSCITM Brent Crude Index — Excess Return
Knock-Out Event:
A Knock-Out Event occurs if, on any index business day during the Observation Period, the Index Closing Value has decreased, as compared to the Initial Index Value, by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	30%
Payment at Maturity:
If a Knock-Out Event HAS NOT occurred during the Observation Period, you will receive a cash payment at maturity per note equal to $1,000 plus a return equal to $1,000 times the greater of (i) the Contingent Minimum Return and (ii) the Index Return, subject to the Maximum Payment at Maturity. For additional clarification, please see “What is the Return on the Notes at Maturity Assuming a Range of Performance for the Underlying Index?” on page PS-2.

If a Knock-Out Event HAS occurred during the Observation Period, you will receive a cash payment at maturity that will reflect the percentage appreciation or depreciation in the Index Closing Value on a 1 to 1 basis.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Return), subject to the Maximum Payment at Maturity

If a Knock-Out Event has occurred, you will lose some or all of your investment if the Final Index Value has declined from the Initial Index Value.  There is no minimum payment at maturity and you could lose your entire investment.

Contingent Minimum Return:	At least 10.00%. The actual Contingent Minimum Return will be determined on the Pricing Date and will not be less than 10.00%.
Observation Period:
The period that includes each index business day on which a market disruption event does not occur from and including the first index business day immediately following the Pricing Date to and including the Valuation Date.  The Observation Period will extend to the date on which the Final Index Value is determined if the determination of such value is postponed in accordance with the definition of Valuation Date in the accompanying preliminary pricing supplement, whether or not such date is a non-index business day or a day on which a market disruption event occurs.

Maximum Payment at Maturity:	$1,144 per note (114.40% of the stated principal amount)
Index Closing Value:	On any day, the official settlement price of the Underlying Index
Index Return:	Final Index Value – Initial Index Value Initial Index Value
Initial Index Value:	The Index Closing Value on the Pricing Date
Final Index Value:	The Index Closing Value on the Valuation Date
Valuation Date:	June 18, 2012†
Maturity Date:	June 25, 2012†
Pricing Date:	June 10, 2011
Issue Date:	June 17, 2011 (5 business days after the Pricing Date)
CUSIP / ISIN:	617482VH4 / US617482VH46
† Subject to postponement for non-index business days or in the event of a market disruption event and as described under “Description of Notes — Maturity Date” and “—Valuation Date” in the accompanying preliminary pricing supplement.
Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page PS-9 of the accompanying preliminary pricing supplement and “Selected Risk Considerations” beginning on page PS-5 of this document.
Morgan Stanley has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this document relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov.  Alternatively, Morgan Stanley, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and this document if you so request by calling toll-free 1-800-584-6837.
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying preliminary pricing supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (1)(2)	Proceeds to Issuer
Per note	$1,000	$10	$990
Total	$	$	$
(1)         J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of 1% for each note it sells.  In addition, JPMorgan Chase Bank, N.A. will act as placement agent for sales to certain fiduciary accounts at a purchase price to such accounts of 99% of the stated principal amount per note, and the placement agent will forgo any fees with respect to such sales.
(2)         Please see “Supplemental Plan of Distribution” in this document and “Description of Notes—Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement for information about fees and commissions.
THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Morgan Stanley	JPMorgan Placement Agent

June 6, 2011

Additional Terms Specific to the Notes

You should read this document together with the prospectus dated December 23, 2008, as supplemented by the prospectus supplement dated December 23, 2008 and the preliminary pricing supplement dated June 6, 2011.  This document, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying preliminary pricing supplement, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated December 23, 2008: http://www.sec.gov/Archives/edgar/data/895421/000095010308003005/dp12094_424b2-seriesf.htm

•	Prospectus dated December 23, 2008: http://www.sec.gov/Archives/edgar/data/895421/000095010308003004/dp12129_424b2-debt.htm

Terms used in this document are defined in the accompanying preliminary pricing supplement, prospectus supplement or prospectus. As used in this document, the “Company,” “we,” “us” or “our” refer to Morgan Stanley.

What Is the Return on the Notes at Maturity Assuming a Range of Performance for the Underlying Index?

The following table illustrates the hypothetical return at maturity on the notes.  The “Return on Notes” as used in this document is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical returns set forth below reflect the Maximum Payment at Maturity of $1,144 per note (a return of 14.40% on the notes) and assume an Initial Index Value of 800 and a Contingent Minimum Return of 10.00%.  The hypothetical returns set forth below are for illustrative purposes only and may not reflect the actual returns applicable to a purchaser of the notes.

		Return on Notes
Final Index Value	Index Return	Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)
1,440.0	80.00%	14.40%	14.40%
1,280.0	60.00%	14.40%	14.40%
1,200.0	50.00%	14.40%	14.40%
1,120.0	40.00%	14.40%	14.40%
1,040.0	30.00%	14.40%	14.40%
960.0	20.00%	14.40%	14.40%
915.2	14.40%	14.40%	14.40%
880.0	10.00%	10.00%	10.00%
840.0	5.00%	10.00%	5.00%
820.0	2.50%	10.00%	2.50%
800.0	0.00%	10.00%	0.00%
760.0	-5.00%	10.00%	-5.00%
720.0	-10.00%	10.00%	-10.00%
680.0	-15.00%	10.00%	-15.00%
640.0	-20.00%	10.00%	-20.00%
600.0	-25.00%	10.00%	-25.00%
560.0	-30.00%	10.00%	-30.00%
552.0	-31.00%	N/A	-31.00%
480.0	-40.00%	N/A	-40.00%
400.0	-50.00%	N/A	-50.00%
320.0	-60.00%	N/A	-60.00%
240.0	-70.00%	N/A	-70.00%
160.0	-80.00%	N/A	-80.00%
80.0	-90.00%	N/A	-90.00%
0.0	-100.00%	N/A	-100.00%
(1)  The Index Closing Value has not declined, as compared to the Initial Index Value, by more than 30% on any index business day during the Observation Period.
(2)  The Index Closing Value has declined, as compared to the Initial Index Value, by more than 30% on any index business day during the Observation Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the return on the notes set forth in the table on the previous page are calculated.

Example 1: A Knock-Out Event HAS occurred, and the Index Closing Value decreases from the Initial Index Value of 800 to a Final Index Value of 400.  Because a Knock-Out Event has occurred, the investor does not receive the benefit of the Contingent Minimum Return of at least 10.00% and is therefore exposed to the negative performance of the Underlying Index on a 1 to 1 basis.  The investor receives a payment at maturity based on the Index Return of –50%, which is significantly less than the stated principal amount, calculated as follows:

$1,000 + ($1,000 x –50%)  = $500

Example 2:  A Knock-Out Event HAS occurred, and the Index Closing Value increases from the Initial Index Value of 800 to a Final Index Value of 820.  Because a Knock-Out Event has occurred, the investor does not receive the benefit of the Contingent Minimum Return of at least 10.00% and is therefore exposed to the performance of the Underlying Index on a 1 to 1 basis.  The investor receives a payment at maturity based on the Index Return of 2.50%, calculated as follows:

$1,000 + ($1,000 x 2.50%)  = $1,025

Example 3:  A Knock-Out Event has NOT occurred, and the Index Closing Value increases from the Initial Index Value of 800 to a Final Index Value of 1,040.  Because the Index Return of 30% would result in a payment at maturity that is greater than the Maximum Payment at Maturity, the investor receives the Maximum Payment at Maturity of $1,144 per note.

Example 4:  A Knock-Out Event has NOT occurred, and the Index Closing Value increases from the Initial Index Value of 800 to a Final Index Value of 904 Because the Index Return of 13% is greater than the Contingent Minimum Return of at least 10.00%, the investor receives a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 13.00%)  = $1,130

Example 5:  A Knock-Out Event has NOT occurred, and the Index Closing Value increases from the Initial Index Value of 800 to a Final Index Value of 820.  Because a Knock-Out Event has not occurred and the Index Return of 2.50% is less than the Contingent Minimum Return of at least 10.00%, the investor receives the benefit of the Contingent Minimum Return and therefore a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 10.00%)  = $1,100

Example 6:  A Knock-Out Event has NOT occurred, and the Index Closing Value decreases from the Initial Index Value of 800 to a Final Index Value of 760.  Because a Knock-Out Event has not occurred and the Index Return of -5% is less than the Contingent Minimum Return of at least 10.00%, the investor receives the benefit of the Contingent Minimum Return and therefore a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 10.00%)  = $1,100

Selected Purchase Considerations

•
APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the Underlying Index at maturity, subject to the Maximum Payment at Maturity.  If a Knock-Out Event HAS NOT occurred, in addition to the principal amount, you will receive at maturity no less than the Contingent Minimum Return of at least 10.00%, or a minimum payment at maturity of at least $1,100 for each note.  The actual Contingent Minimum Return will be determined on the Pricing Date and will not be less than 10.00%. However, if  a Knock-Out Event HAS occurred, you could lose a significant portion of your investment based on a 1% loss for every 1% decline in the Index Closing Value, as compared to the Initial Index Value.  Even if a Knock-Out Event has occurred, if the Final Index Value is greater than the Initial Index Value, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Index Return, subject to the Maximum Payment at Maturity.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
RETURN BASED ON THE S&P GSCITM BRENT CRUDE INDEX — EXCESS RETURN — The return on the notes is linked solely to the S&P GSCITM Brent Crude Index —Excess Return, a sub-index of the S&P GSCI™–Excess Return (“S&P GSCI™–ER”).  It represents only the Brent crude oil component of the S&P GSCI™–ER.  The S&P GSCI™–ER is a world production-weighted index that is designed to reflect the relative significance of each of the underlying commodities in the world economy. See “The S&P GSCITM Brent Crude Index —Excess Return” in the accompanying preliminary pricing supplement for more information about the Underlying Index.

•
CAPITAL GAINS TAX TREATMENT — You should note that the discussion under “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the notes offered under the accompanying preliminary pricing supplement and is superseded by the following discussion.

Although the issuer believes that, under current law, each note should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in a note.

Assuming this treatment of the notes is respected, the following U.S. federal income tax consequences should result based on current law:

▪	A U.S. Holder should not be required to recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or exchange.

▪
Upon sale, exchange or settlement of the notes at maturity, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes.  Such gain or loss should be long-term capital gain or loss if the investor has held the notes for more than one year.

On December 7, 2007, the Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “Selected Risk Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying Index or any of its underlying futures contracts.  These risks are explained in more detail in the “Risk Factors” section of the accompanying preliminary pricing supplement dated June 6, 2011.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —The terms of the notes differ from those of ordinary debt securities in that we do not guarantee to pay you the principal amount of the notes at maturity and do not pay you interest on the notes.  If a Knock-Out Event occurs you will be fully exposed to any depreciation in the Underlying Index.  If a Knock-Out Event has occurred and the Final Index Value is less than the Initial Index Value, the payment at maturity on each note will be less, and may be significantly less, than the stated principal amount of the notes and consequently, the entire principal amount of your investment is at risk.

•	THE NOTES DO NOT PAY INTEREST – Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return of principal at maturity.

•
YOUR APPRECIATION POTENTIAL IS LIMITED – The appreciation potential of the notes will be limited by the Maximum Payment at Maturity whether or not a Knock-Out Event occurs.  The payment at maturity will never exceed the Maximum Payment at Maturity even if the Final Index Value is substantially greater than the Initial Index Value.

•
THE NOTES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE NOTES — You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity, and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley's creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Index Closing Value on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying Index and its underlying futures contracts;

•	whether or not a Knock-Out Event has occurred;

•	the market price of the physical commodity upon which the futures contracts underlying the Underlying Index are based;

•	interest and yield rates in the market generally;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect commodities markets generally and which may affect the Index Closing Value;

•	the time remaining until the maturity of the notes; and

•	any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price you will receive if you sell your notes prior to maturity.  For example, you may have to sell your notes at a substantial loss if the Index Closing Value has declined and especially if a Knock-Out Event has occurred or is likely to occur in light of the then-current Index Closing Value.

You cannot predict future Index Closing Values based on historical Index Closing Values.  The Index Closing Value may decrease by more than the Knock-Out Buffer Amount during the Observation Period such that you will be exposed on a 1 to 1 basis to any decline in the Index Closing Value and, as a result, you may lose some or all of your investment at maturity.  There can be no assurance that the Final Index Value will increase or that a Knock-Out Event will not occur so that you will receive at maturity an amount that is greater than the principal amount of your investment.

•
AN INVESTMENT IN THE NOTES WILL EXPOSE YOU TO CONCENTRATED RISK IN BRENT CRUDE OIL.  The Underlying Index is composed entirely of crude oil futures contracts included in the S&P GSCITM – Excess Return.  An investment in the notes may therefore bear risks similar to a securities investment concentrated in a single underlying sector.  The price of Brent crude oil futures is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates.  Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil.  Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel.  Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels.  Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions.  Demand is also influenced by government regulations, such as environmental or consumption policies.  In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event.  Supply for crude oil may increase or decrease depending on many factors.  These include production decisions by the Organization of Petroleum Exporting Countries (OPEC) and other crude oil producers.  In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable.  Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities.  The price of Brent crude oil futures has experienced severe price fluctuations over the recent past and there can be no assurance that this price volatility will not continue in the future.

•	NOT EQUIVALENT TO INVESTING IN THE UNDERLYING INDEX — Investing in the notes is not equivalent to investing in the Underlying Index or the futures contracts that underlie the Underlying Index.

•
SUSPENSIONS OR DISRUPTIONS OF MARKET TRADING IN COMMODITY AND RELATED FUTURES MARKETS COULD ADVERSELY AFFECT THE PRICE OF THE NOTES — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a different price.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices.  These circumstances could adversely affect the value of the Underlying Index and, therefore, the value of the notes.

•
HIGHER FUTURE PRICES OF THE INDEX COMMODITIES RELATIVE TO THEIR CURRENT PRICES MAY ADVERSELY AFFECT THE VALUE OF THE UNDERLYING INDEX AND THE VALUE OF THE NOTES — The S&P GSCI™ Brent Crude Index – Excess Return is a sub-index of the S&P GSCI™–ER.  It represents only the Brent crude oil component of the S&P GSCI™–ER.  The S&P GSCI™–ER is a world production-weighted index that is designed to reflect the relative significance of each of the underlying commodities in the world economy.

The S&P GSCI™–ER, on which the underlying commodity index is based, is composed of futures contracts on physical commodities.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity.  As the futures contracts that compose the underlying commodity index approach expiration, they are replaced by contracts that have a later expiration.  Thus, for example, a contract purchased and held in January may specify an February expiration.  As time passes, the contract expiring in February is replaced by a contract for delivery in March.  This process is referred to as “rolling.”  If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the February contract would take place at a price that is higher than the price of the March contract, thereby creating a “roll yield.”  However, Brent crude oil and certain other commodities included in the S&P GSCITM–ER may trade in “contango” markets at any given time.  Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months.  The presence of contango and absence of backwardation in the Brent crude oil markets would result in negative “roll yields,” which would adversely affect the value of the underlying commodity index and, accordingly, the value of the notes.

•
ADJUSTMENTS TO THE UNDERLYING INDEX COULD ADVERSELY AFFECT THE VALUE OF THE NOTES — S&P, as the publisher of the Underlying Index, may add, delete or substitute the commodity constituting the Underlying Index or make other methodological changes that could change the value of the Underlying Index.  S&P may discontinue or suspend calculation or publication of the Underlying Index at any time.  Any of these actions could adversely affect the value of the notes.  Where the Underlying Index is discontinued, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the Underlying Index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this document is based on the full stated principal amount of your notes, the original issue price of the notes will include the agents’ commissions and the cost of hedging our obligations under the notes through one or more of our affiliates.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  As a result, the price, if any, at which affiliates of Morgan Stanley will be willing to purchase notes from you in secondary market transactions, if at all, will likely be significantly lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  Secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  Morgan Stanley & Co. LLC (“MS & Co.”) may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the level of the Underlying Index and the notes.

•
THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE THE PRICING DATE — If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes, the offering of the notes will be terminated.

•
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. — Please read the discussion under “Selected Purchase Considerations ― Capital Gains Tax Treatment” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the notes.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment, the timing and character of income on the notes might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one treatment, U.S. Holders could be required to accrue original issue discount on the notes every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the notes as ordinary income.  Because the notes provide for the return of principal except in the case of a Knock-Out Event, the risk that they would be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as an open transaction, is higher than with other commodity-linked securities that do not provide for the return of principal.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections.  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments,  the issues presented by this notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our subsidiaries.  The hedging or trading activities of our affiliates on or prior to the Pricing Date and during the Observation Period, including on the Valuation Date, could affect the Index Closing Value in a way that may reduce the amount, if any, you will receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the Underlying Index based on the closing values of the Underlying Index from January 1, 2006 through June 2, 2011.  The closing value on June 2, 2011 was 808.2291.  We obtained the information in the graph below from Bloomberg Financial Markets (“Bloomberg”).  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.  In addition, the Index Closing Value will not be determined with reference to data published by Bloomberg.

The historical performance set out in the graph below should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Value during the Observation Period or on the Valuation Date.  We cannot give you any assurance that the Index Closing Value will increase or that a Knock-Out Event will not occur so that at maturity you will receive a payment in excess of the stated principal amount of the notes.

Historical Performance of the S&P GSCITM Brent Crude Index – Excess Return

License Agreements

License Agreement between Standard & Poor’s and Morgan Stanley.  “Standard & Poor’s®,” “S&P®” and “S&P GCSITM” are trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by Morgan Stanley.  See “License Agreement between S&P and Morgan Stanley” in the accompanying preliminary pricing supplement.

Benefit Plan Investor Considerations

Your purchase of a note in a self-directed Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty  by you that, as of the date of purchase (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the assets of such self-directed IRA used to purchase the note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii) in connection with the purchase of the note, such self-directed IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

See “Benefit Plan Investor Considerations” in the accompanying preliminary pricing supplement.

Supplemental Plan of Distribution

Morgan Stanley & Co. LLC (“MS & Co.”) will act as the agent for this offering.  J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. LLC a fixed sales commission that will not exceed 1% for each note it sells.  In addition, JPMorgan Chase Bank, N.A. will act as placement agent for sales to certain fiduciary accounts at a purchase price to such accounts of 99% of the stated principal amount per note, and the placement agent will forgo any fees with respect to such sales.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.